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February 3, 1999

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


Re: Alliance Municipal Income Fund II (the "Registrant"),
    CIK No. 0000899774; Request for Withdrawal of Amendment to Registration Statement on Form N-1A; File No. 033-60560


Ladies and Gentlemen:


         Post-Effective Amendment No. 12 to the Registrant's Registration Statement filed on Form N-1A (the "Filing"), was filed electronically via EDGAR on January 29, 1999 at 3:49 p.m. The Filing's accession number is 919574-99-000189. This Filing is to be withdrawn because it was filed in error. The correct filing of Post-Effective Amendment No. 12 was assigned accession number 919574-99-000192 and was made on January 29, 1999 at 3:56 p.m. The Registrant requests the withdrawal of the Filing (accession number 919574-99-000189) pursuant to Rule 477(a) under the Securities Act of 1933, as amended.

Sincerely,


/s/ Nicholas C. Filla





















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